E-Home Household Service Holdings Ltd.

Floor 9, Building 14, HaixiBaiyue Town

No. 14 Duyuan Road, Luozhou Town

Cangshan District, Fuzhou City 350001

People’s Republic of China

May 25, 2022

U.S. Securities and Exchange Commission
100 F Street, N.E.
Washington, DC. 20549
Attn: Stacey Peikin

Re:	E-Home Household Service Holdings Ltd.

Amendment No. 5 to Registration Statement on Form F-3

Filed April 4, 2022

File No. 333-259464

Ladies and Gentlemen:

We hereby submit the responses of E-Home Household Service Holdings Ltd. (the “Company”) to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) set forth in the Staff’s letter, dated May 4, 2022, providing the Staff’s comments with respect to the above-referenced Company’s Registration Statement on Form F-3 (as amended, the “Registration Statement”). Concurrently with the submission of this letter, the Company is submitting its Amendment No. 6 to the Registration Statement (the “Amendment No. 6”) via EDGAR with the Commission.

For the convenience of the Staff, each of the Staff’s comments is included and is followed by the corresponding response of the Company.  Unless the context indicates otherwise, references in this letter to “we,” “us” and “our” refer to the Company on a consolidated basis.

Amendment No. 5 to Registration Statement on Form F-3 filed on April 4, 2022

Cover Page

1.	Please revise the cover page to summarize the information provided in your supplemental response to prior comment 1. Your revised disclosure should clarify whether your counsel has opined that the risk posed to you by the dissolution of the prior VIE structure is minimal and that the CSRC will not retroactively apply the laws to your prior VIE structure.

Response: We note the Staff’s comment and advise the Staff that we revised the cover page and indicated that as advised by our PRC counsel, Tian Yuan Law Firm, the risk posed to us by the dissolution of the prior VIE structure is minimal and the CSRC will not retroactively apply the laws to our prior VIE structure if such laws are enacted in the future.

2.

We note your revised disclosure in response to comment 2. We note that the term “we” is still being used regarding offering securities (e.g., top paragraph on prospectus cover page, first bullet of Risk Factors Summary on page 2). Please revise to clearly disclose how you will refer to the holding company (e.g., we, E-Home, or otherwise) and how you will refer to your subsidiaries when providing disclosure throughout the document. The terms you intend to use for each entity should be clearly defined so that there is no ambiguity as to the meaning of pronouns, possessive pronouns, or abbreviated names that may appear in your disclosure. For example, if you intend to use “we” or “our” to refer to the holding company and its subsidiaries, please refrain from using such terms when describing the activities or functions of a subsidiary.

Response: We note the Staff’s comment and advise the Staff that we further revised our disclosures to clearly disclose that it is E-Home Household Service Holdings Limited (“E-Home”), a Cayman Islands holding company, that is offering its securities in this Registration Statement. When we describe activities or functions of a subsidiary, we also made it clear that we refer to that specific subsidiary, instead of referring to “we” or “our”.

3.	Please amend your disclosure where you discuss how cash is transferred through your organization and in the summary risk factors and risk factors sections to state that, to the extent cash in the business is in the PRC or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of you or your subsidiaries by the PRC government to transfer cash. On the cover page, provide cross-references to these other discussions.

Response: We note the Staff’s comment and advise the Staff that we have revised our disclosures on the cover page, in the Prospectus Summary and in the Risk Factors section to state that, to the extent cash is in the PRC or a Hong Kong entity, the funds may not be available to fund operations or for other use outside of the PRC or Hong Kong due to interventions in or the imposition of restrictions and limitations on the ability of the holding company or our subsidiaries by the PRC government to transfer cash. We also provided cross-references to these other discussions on the cover page.

Risk Factors Summary, page 2

4.	To the extent you have cash management policies that dictate how funds are transferred between you and your subsidiaries, summarize the policies on your cover page and in the prospectus summary, and disclose the source of such policies (e.g., whether they are contractual in nature, pursuant to regulations, etc.); alternatively, state on the cover page and in the prospectus summary that you have no such cash management policies that dictate how funds are transferred. Provide a cross-reference on the cover page to the discussion of this issue in the prospectus summary.

Response: We note the Staff’s comment and advise the Staff that other than complying with applicable PRC laws and regulations, we do not have our own cash management policies that dictate how funds are transferred between the holding company and the subsidiaries. We also provided a cross-reference on the cover page to the discussion of this issue in the Prospectus Summary.

Prospectus Summary, page 1

5.	Please expand to identify your PRC legal counsel wherever you disclose that you relied on your PRC legal counsel. In addition, please file consent of your PRC legal counsel to be named in all sections of the registration statement in which you indicate you relied on your PRC legal counsel. In this regard, we note that Tian Yuan law firm’s current consent appears to be limited to the “Risk Factors and “Legal Matters” section of the registration statement.

Response: We note the Staff’s comment and advise the Staff that we have identified our PRC legal counsel in the disclosures and filed a revised legal opinion of our PRC legal counsel including their consent as an exhibit to the Amendment No. 6.

If you would like to discuss any of the responses to the Staff’s comments or if you would like to discuss any other matters, please contact the undersigned at +86-591-87590668 or Kevin Sun of Bevilacqua PLLC at (202) 869-0888 (ext. 101).

Sincerely,

E-Home Household Service Holdings Ltd.

By:	/s/ Wenshan Xie
Wenshan Xie
Chief Executive Officer

cc:	Kevin Sun, Esq.

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